Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

All-Employee Merger Transition Update: January 2007

As we work toward completion of the CBOT Holdings’ (CBOT) pending merger with Chicago Mercantile Exchange Holdings Inc. (CME), the CBOT is introducing an electronic employee newsletter. In addition to updates to our employee Q&A on OnBoard, this newsletter serves as another communication tool to help keep you informed about what we are doing internally to complete the transaction.

Please see below for the latest information on the pending merger. As a reminder, to submit questions about the transaction, please visit the Just Ask site on OnBoard.

What’s new?

•	On January 24, CME and the CBOT announced their post-merger leadership team contingent upon close of the merger. Bryan Durkin will join CME Group as Chief Operating Officer, with responsibility for the combined company’s technology and operations areas – over half of the company’s employee base.

•	The first stage of integration planning was completed on January 19, with the integration planning teams submitting high-level integration plans. These plans provide recommendations for how CME Group should operate after the merger closes.

•	The teams, which consist of representatives from CME and CBOT, looked closely at how each company operates across various business functions. They then made recommendations about how CME Group will manage the combined workload.

•	The recommendations were presented to senior executives from both companies, including the CME Management Team and the CBOT Office of the President, at an off-site meeting on January 9 and 10.

•	The planning teams accomplished a tremendous amount of work in a short time. What they did not decide – and are not tasked with deciding – is how the new company will be staffed. The staffing process is still being developed, and the CME Group Management Team will be responsible for staffing the company going forward.

•	The next step in the integration planning process is called detailed planning, and we expect that work to continue through the end of March. The same integration planning teams will continue to work together during this phase. Instead of considering what the future business should look like, the teams will develop plans designed to get us there after the close. For example, teams will create project plans for everything from the e-cbot transition to CME Globex to the construction of the new CME Group website.

•	Detailed integration plans will be presented to the Transition Planning Office, which consists of both CBOT and CME management, for approval as the plans are completed.

•	In areas where pre-close staging is required, such as in the technology function where coding or development work may be required in advance of execution, each company is commissioning and funding the necessary projects.

•	Last month, the CBOT and CME filed with the SEC a joint proxy statement/prospectus as part of a Form S-4, or registration statement. The joint proxy statement/prospectus, once finalized, will be mailed to CME and CBOT shareholders and CBOT members to solicit their approval of the merger and related matters. The filing also registers the shares of CME Group Class A common stock to be issued to CBOT Class A shareholders in connection with the merger.

•	After the S-4 is declared effective by the SEC, CME and CBOT will set a date for the special shareholder and member meetings to vote on the transaction.

•	In December, we also received what is called a second request from the Department of Justice in connection with its anti-trust review of the merger. A second request is fairly common in major transactions and was not unexpected. The CBOT is working closely with the Department of Justice and plans to promptly provide the necessary information.

•	We have confirmed that, after the close, we will continue to maintain two Self-Regulatory Organizations. This means there will be two separate rulebooks, one for CME products and one for CBOT products, and we will work toward significant harmonization of rules.

What remains the same?

•	We all must be sensitive to the fact that, while we want to make progress toward a successful integration, we are two separate and distinct companies until the closing – two companies that must follow anti-trust laws. We also need to be very sensitive to what we say and how we say it. If you have questions about what can and can’t be communicated to CME employees or how to respond to inquiries related to the merger, please contact the Communications Department at (312) 341-3257.

•	The following matters have been announced:

•	We expect to save at least $125 million in expenses annually, beginning in the second full year following the closing.

•	The CME’s trading floors will relocate to CBOT at 141 West Jackson.

•	With respect to electronic trading, CBOT products will move onto CME Globex®.

•	While CME’s real estate options are still being evaluated, the current plan is that the new organization will have three locations – 141 W. Jackson, 20 S. Wacker and 550 W. Washington – after the merger closes.

•	There will be position eliminations at the CBOT and CME as a result of this merger. We do not have information for individual employees as to how their jobs may be affected; however, the CBOT’s enhanced severance policy will provide benefits to eligible employees.

What should be my focus?

•	First and foremost, we all must remain dedicated to our CBOT business objectives. You have done an excellent job of staying focused on the core business since the merger announcement. Our achievements in 2006, including the CBOT setting a fifth consecutive annual volume record, are testimony to your dedication and hard work.

•	It will be increasingly important, and perhaps increasingly difficult, to keep focused on our day-to-day business as we approach the close of the merger. We still anticipate closing in mid-2007, and we are counting on you to continue to execute your initiatives and carry out your day-to-day responsibilities.

•	As part of those responsibilities, all employees have been asked to formulate goals for 2007. Bernie Dan has introduced broad themes for the year, each of which is tied to a number of goals and supporting actions. It is a top priority that all areas of the Exchange work together to accomplish these goals. Working as a united, aligned organization, our efforts will be integral in making the CBOT, and ultimately the merger, successful.

As our integration planning teams move from high-level to detailed planning, the teams may need to get more information from you in order to determine how the combined organization should conduct business. As the teams explore alternatives and look at potential ways of operating CME Group, it will be only natural that their questions and requests for information may raise concerns about the impact these decisions will have on your job.

Remember that these teams are only asking questions in order to make recommendations, not final decisions, for the new organization. In the course of researching and making their recommendations, directions may shift many times. Therefore, please do not speculate based on any inquiries made by these teams. The teams must be thorough as they explore all feasible alternatives for their recommendations. Until decisions are definitive, it would be premature to assume how your role/function will operate in the new organization.

•	We still ask for your patience. We understand that waiting is hard for everyone. CBOT management and the executive team remain committed to sharing information with you as soon as possible. We appreciate your hard work both in your day-to-day responsibilities and in helping to close the merger transaction.

•	We ask that you continue to send us your feedback to help us understand what questions and ideas you have. We may not always have an answer, but we will do our best to provide updates and listen to your feedback. You can also submit your questions electronically through the Just Ask site on OnBoard, which will offer updated information every two weeks.

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained when available, without charge by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2006 annual meeting of stockholders, dated March 29, 2006. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments may contain forward-looking information regarding CBOT, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT shareholders or CME shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT’s filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.